Mail Stop 3561

July 3, 2008

Mr. Howard Pearl
Chief Executive Officer
Rhino Outdoor International, Inc.
1191 Center Point Drive
Henderson, Nevada 89704

      Re: Rhino Outdoor International, Inc.
            Item 4.01 Form 8-K
            Filed June 18, 2008
            File No. 333-62690

Dear Mr. Pearl:

      We have completed our review of your Form 8-K and have no further comments at this time.

            Sincerely,

            Ta Tanisha Meadows
            Staff Accountant